As filed with the Securities and Exchange Commission on June 1, 2000

                                             Registration No. 333-________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------
                                    FORM S-3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                   ----------
                                 RENT-WAY, INC.

             (Exact name of registrant as specified in its charter)

                Pennsylvania                         25-1407782
              (State or other                     (I.R.S. Employer
      jurisdiction of incorporation or            Identification No.)
               organization)

                                One RentWay Place
                            Erie, Pennsylvania 16505
                                 (814) 455-5378
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                 William E. Morgenstern, Chief Executive Officer
                                One RentWay Place
                            Erie, Pennsylvania 16505
                                 (814) 455-5378
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------
                                    Copy to:

                                John J. Zak, Esq.
                              Paul J. Vallone, Esq.
                  Hodgson, Russ, Andrews, Woods & Goodyear, LLP
                           One M & T Plaza, Suite 2000
                             Buffalo, New York 14203

                                    ---------

     Approximate date of commencement of proposed sale to the public: from time to time after this Registration Statement becomes effective.

     If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: o

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: X

     If the Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___ _________________.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering. ___   __________________.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ___

                                CALCULATION OF REGISTRATION FEE
                                -------------------------------
Title of each class     Amount to be   Proposed maximum      Proposed maximum     Amount of
of securities to be     registered     offering price per    aggregate offering   registration fee
registered                                                   price
---------------------------------------------------------------------------------------------------
Common Stock,
without par value       115,812 (1)    $25.469 (2)           $2,949,616 (2)       $779
===================     ============   ===================   ==================   =================


(1) Represents shares of common stock underlying stock options held by the selling shareholders.

(2) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) based on the average of the high and low prices for the shares of common stock as reported on the New York Stock Exchange on May 25, 2000.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

                                 RENT-WAY, INC.

                         115,812 SHARES OF COMMON STOCK

     This prospectus relates to the public offering by the selling shareholders listed in this prospectus of 115,812 shares of our common stock. The common stock is being offered for the account of the selling shareholders and we will not receive any proceeds from this offering.

     The common stock offered by the selling shareholders consists of 115,812 shares of our common stock underlying options granted to the former shareholders of McKenzie Leasing Corporation in connection with our acquisition of McKenzie Leasing Corporation in July 1995. The selling shareholders purchased the options from the former McKenzie Leasing Corporation shareholders on or about April 12, 2000. Our common stock is traded on the NYSE under the symbol "RWY." On May 30, 2000, the last sale price of the common stock, as reported by the NYSE, was $26.75 per share.

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF THESE RISKS.

     THE SELLING SHAREHOLDERS AND ANY BROKER EXECUTING SELLING ORDERS ON BEHALF OF THE SELLING SHAREHOLDERS MAY BE DEEMED TO BE AN "UNDERWRITER." COMMISSIONS RECEIVED BY ANY BROKER MAY BE DEEMED TO BE UNDERWRITING COMMISSIONS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THE DATE OF THIS PROSPECTUS IS JUNE 1, 2000

                                TABLE OF CONTENTS

Rent-Way, Inc. .....................................................  6
Risk Factors .......................................................  6
Use of Proceeds .................................................... 20
Selling Shareholders ............................................... 20
Plan of Distribution ............................................... 21
Legal Matters ...................................................... 22
Experts ............................................................ 22
About this Prospectus .............................................. 23
Where You Can Find More Information ................................ 23

                                 RENT-WAY, INC.

     Rent-Way, Inc. (the "Company" or "Rent-Way") is the second largest operator in the rental purchase industry with 1,094 stores in 42 states. We offer home entertainment equipment, furniture, major appliances, electronics, computers (with pre-paid internet access) and jewelry to customers under full-service rental-purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. We believe that these rental-purchase arrangements appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable or unwilling to obtain due to insufficient cash resources or lack of access to credit or because they have a temporary, short-term need for the merchandise or a desire to rent rather than purchase the merchandise.

     Our principal executive offices are located at One RentWay Place, Erie, Pennsylvania 16505, and our telephone number is (814) 455-5378.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE.

     CERTAIN STATEMENTS MADE IN THIS PROSPECTUS, AND OTHER WRITTEN OR ORAL STATEMENTS MADE BY US OR ON OUR BEHALF, MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. WHEN USED IN THIS PROSPECTUS, THE WORDS "BELIEVES," "EXPECTS," "ESTIMATES," "INTENDS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. STATEMENTS REGARDING FUTURE EVENTS AND DEVELOPMENTS AND OUR FUTURE PERFORMANCE, AS WELL AS OUR EXPECTATIONS, BELIEFS, PLANS, INTENTIONS, ESTIMATES OR PROJECTIONS RELATING TO THE FUTURE, ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THESE LAWS. EXAMPLES OF SUCH STATEMENTS IN THIS PROSPECTUS INCLUDE DESCRIPTIONS OF OUR PLANS TO OPEN NEW STORES, OUR PLANS FOR ADDING COMPUTERS TO OUR PRODUCT SELECTIONS AND OUR ADDITION OF THE PRE-PAID LOCAL TELEPHONE EXCHANGE SERVICES BUSINESS. ALL FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. WE BELIEVE THAT THESE FORWARD-LOOKING STATEMENTS ARE REASONABLE; HOWEVER, YOU SHOULD NOT PLACE UNDUE RELIANCE ON SUCH STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS AND SPEAK ONLY AS OF THE DATE OF SUCH STATEMENTS. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT, WHETHER AS A RESULT OF FUTURE EVENTS, NEW INFORMATION OR OTHERWISE.

WE MAY BE UNABLE TO ACQUIRE NEW STORES SUCCESSFULLY, WHICH WOULD LIMIT OUR GROWTH AND MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Our  continued  growth  will  depend,  in part,  on our  ability to acquire additional rental-purchase stores on favorable terms, to enhance their performance and to integrate the acquired stores into our operations. We will compete for acquisition opportunities with other companies one of which, Rent-A-Center, has significantly greater financial and other resources. There can be no assurance that we will be able to locate or acquire suitable acquisition candidates, that acquisition candidates, once located, can be acquired by us on terms comparable with terms available to Rent-A-Center, or that any operations that are acquired can be effectively and profitably integrated into our existing operations. Furthermore, future acquisitions may negatively impact our operating results, particularly during the periods immediately following an acquisition. We may acquire operations that are unprofitable or have inconsistent profitability. The inability to improve the profitability of these acquired stores could have a material adverse effect on our results of operations and financial condition. Our acquisition strategy is also likely to place significant demands on our management and our financial resources.

WE MAY BE UNABLE TO OPEN NEW STORES SUCCESSFULLY, WHICH WOULD LIMIT OUR GROWTH AND MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We have announced an aggressive plan to open 400 new stores over the next three to four years. Our inability to open these new stores and have them become profitable in a timely manner or at all could materially adversely affect our results of operations.

WE MAY BE UNABLE TO IMPROVE FURTHER THE PROFITABILITY OF THE STORES ACQUIRED FROM HOME CHOICE HOLDINGS, INC., WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS

     Our continued profitability growth will depend on our ability to improve further the revenue performance and profitability of the stores we acquired from Home Choice Holdings, Inc. in December 1998. Our inability to improve profitability and performance further could negatively affect on our results of operations.

OUR GROWTH STRATEGY REQUIRES SIGNIFICANT CONTINUING CASH INVESTMENT

     Our cash requirements have been and will continue to be significant. In connection with a new program recently entered into with Gateway Companies, Inc., we have agreed to purchase all of the computers that are rented to customers from Gateway which will require a significant annual cash investment. As part of our recent acquisition of dPi TeleConnect, LLC, and our entry into the business of providing local telephone exchange services, we will invest significant cash to grow this business. Also, as part of our strategy to continue to grow through opening new store locations, we will be required to invest significant amounts of cash. In addition to capital needed for acquisitions, new store openings, additional purchases of computers and the local telephone exchange services business, we will also need cash to service our current debt, and for the purchase of new rental merchandise. We cannot assure that adequate capital will be available to us on acceptable terms.

WE HAVE INCURRED SUBSTANTIAL DEBT IN PURSUING OUR GROWTH STRATEGY

     We have incurred substantial indebtedness to finance acquisitions and new store openings. We had debt of approximately $312 million at March 31, 2000 and our ratio of debt to total shareholders' equity was approximately 98%. At March 31, 1999 and March 31, 1998, our ratio of debt to total shareholders' equity was 80% and 72%, respectively. We cannot assure you that we will have the ability to service our debt. Nor can we assure you that we will be able to refinance our debt at maturity on terms that are acceptable to us.

A SUBSTANTIAL PORTION OF OUR ASSETS CONSIST OF INTANGIBLE ASSETS, PRIMARILY GOODWILL

     A substantial portion of our assets consist of intangible assets, including goodwill and covenants not to compete relating to the acquisition of rental-purchase stores. At March 31, 2000, we had $312 million of intangible assets of these types, a substantial portion of our $673 million in total assets at that date. We expect goodwill on our balance sheet to increase in the future in connection with additional acquisitions. These additions to goodwill will have an adverse impact on earnings as goodwill will be amortized against earnings. We cannot assure you that in the event of any sale or liquidation of Rent-Way, the value of Rent-Way's intangible assets will be realized. In addition, we evaluate continually whether events and circumstances have occurred that indicate the remaining balance of intangible assets are recoverable. We may be required to reduce the carrying value of our intangible assets if and when factors indicate that these intangible assets should be evaluated for possible impairment. This type of reduction could materially adversely affect our results of operations.

THE RENTAL PURCHASE INDUSTRY IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION

     Forty-seven states have enacted laws regulating or otherwise impacting the rental-purchase transaction, including all the states in which our stores are located. These laws generally require specific written disclosures concerning the nature of the transaction and also provide consumer protection, such as a grace period for late payments and contract reinstatement rights in the event the rental-purchase agreement is terminated for non-payment. The rental-purchase laws of some states, including California, Michigan, New York, Ohio, Pennsylvania and West Virginia limit the total dollar amount of payments that may be charged over the life of the rental-purchase agreement. As we acquire or open new stores in states in which we do not currently operate, we will become subject to rental-purchase laws of those states. We cannot provide any assurances against the enactment of new or revised rental purchase laws that could materially adversely affect us.

     No federal legislation has been enacted regulating or otherwise impacting the rental-purchase transaction. From time-to-time, legislation has been introduced in Congress that would regulate the rental-purchase transaction, including legislation that would subject the transaction to interest rate, finance charge and fee limitations, and to the Federal Truth in Lending Act. Any federal legislation of this sort, if enacted, could materially adversely affect us.

THE RENTAL-PURCHASE INDUSTRY IS HIGHLY COMPETITIVE

     The rental-purchase industry is highly competitive. We compete with other rental-purchase businesses and, to a lesser extent, with rental stores that do not offer their customers a purchase option. Competition is based primarily on rental prices and terms, product selection and availability, and customer service. We also compete with department stores, discount stores and other retail outlets that offer an installment sales program or offer comparable products and prices. Our largest industry competitor, Rent-A-Center, is national in scope and has significantly greater financial and operating resources and greater name recognition than we have. We cannot assure you that we will be able to successfully compete with Rent-A-Center or with our other competitors. Furthermore, additional competitors may emerge, especially since the cost of entering the rental-purchase business is relatively low.

WE DEPEND ON OUR KEY PERSONNEL

     Our operations and future success are largely dependent upon our executive officers. The loss of services of any of these executive officers could materially adversely affect us.

WE HAVE ADOPTED CERTAIN ANTI-TAKEOVER PROVISIONS THAT COULD DETER A TAKEOVER

     Our Articles of Incorporation and By-laws contain provisions that could delay, deter or prevent a merger, tender offer or other business combination or change in control involving the Company that some or a majority of our shareholders might consider to be in their best interest, including offers or attempted takeovers that might result in our shareholders receiving a premium over the then market price of their common stock. Our Articles of Incorporation contain a provision authorizing the issuance of "blank check" preferred stock. Our By-laws contain provisions establishing a classified Board of Directors and advance notice requirements for director nominations and actions to be taken at annual shareholder meetings. The By-laws also provide that only the directors may call special meetings of the shareholders and that the Board, or any class of the Board or any individual director, may be removed from office only for cause and only by vote of holders of greater than 50% of the outstanding common stock.

                                    BUSINESS
General

     We were formed in Erie, Pennsylvania in 1981 and have been engaged in the rental-purchase business since our formation. We currently operate 1,094 stores that provide brand name merchandise in 42 states. We offer quality, brand name home entertainment equipment, furniture, major appliances, electronics, computers (with pre-paid internet access) and jewelry to customers under full-service rental-purchase agreements that generally allow the customer to obtain ownership of the merchandise at the conclusion of an agreed upon rental period. We believe that these rental-purchase arrangements appeal to a wide variety of customers by allowing them to obtain merchandise that they might otherwise be unable or unwilling to obtain due to insufficient cash resources or lack of access to credit or because they have a temporary, short-term need for the merchandise or a desire to rent rather than purchase the merchandise.

     Our principal executive offices are located at One RentWay Place, Erie, Pennsylvania 16505, and our telephone number is (814) 455-5378.

Recent Developments

     On May 1, 2000, we entered into an agreement with Gateway Companies, Inc. pursuant to which Gateway will be our exclusive supplier of personal computers as long as we purchase a specified number of computers from Gateway during the first 18 months of the agreement. As part of this transaction, Gateway purchased 348,910 shares of our common stock for $7.0 million.

     On January 4, 2000, we acquired a 49% ownership interest in dPi TeleConnect, LLC, a company engaged in the business of providing local telephone exchange services, for a total purchase price of $6.4 million. Once all required regulatory consents are obtained for the change in majority ownership of dPi TeleConnect, which we anticipate will occur in early May 2000, we will acquire an additional 21% interest in dPi TeleConnect for an additional $1.1 million.

     dPi TeleConnect offers pre-paid local phone service without reference to prior credit history or payment history with a local phone company. The service is paid for in advance and requires no long-term obligation on the part of the customer. We believe that the acquisition of dPi TeleConnect provides substantial new growth opportunities for us both through our participation in its revenues and profits and through its ability to drive new potential customers to our rental-purchase stores for the purchase of pre-paid local phone services.

The Rental-Purchase Industry

     Begun  in  the  mid-to-late  1960s,  the  rental-purchase   business  is  a
relatively new segment of the retail industry offering an alternative to traditional retail installment sales. The rental-purchase industry provides brand name merchandise to customers generally on a week-to-week or month-to-month basis under a full service rental agreement, which in most cases includes a purchase option. The customer may cancel the rental agreement at any time without further obligation by returning the product to the rental-purchase operator.

     APRO, the industry's trade association, estimated that at the end of 1999 the U.S. rental-purchase industry comprised approximately 8,000 stores providing
7.5 million products to 3.3 million households in the United States. We believe that our customers generally have annual household incomes ranging from $20,000 to $40,000. Based on APRO estimates, the rental-purchase industry had gross revenues of $4.7 billion in 1999. The U.S. rental-purchase industry is highly fragmented, but is experiencing increased consolidation. Based on information from APRO and management estimates, the five largest industry participants account for approximately 52% of total industry stores, with the largest industry participant, Rent-A-Center, accounting for approximately 30.0% of those stores, and management estimates that the remainder of the industry consists of operations with fewer than 20 stores.

     We believe that the rental-purchase industry is experiencing increasing consolidation due to, among other factors, the recognition by smaller operators of the increased operating efficiencies and better competitive position achievable by combining with larger operators, greater availability of capital for larger operators, and the willingness of older operators to sell as a means of resolving business succession issues. We believe that this trend toward consolidation of operations in the industry presents an opportunity for well-capitalized rental-purchase operators to continue to acquire additional stores on favorable terms.

Strategy

     We believe that our continued success depends on successful implementation of the following business strategies:

Acquiring and Opening New Stores

     We currently intend to expand our operations by acquiring existing stores and opening new stores, both within our present market area and in geographic regions we do not currently serve. At present, the majority of that expansion is expected to be accomplished through acquisitions. We believe that acquisitions can effectively increase our market share while simultaneously expanding our customer base. In addition, in pursuing our growth strategies, we expect to benefit from both enhanced purchasing power and the ability to leverage economies of scale for several operating expenses.

     We continually review acquisition opportunities, and we believe that a number of acquisition opportunities currently exist. At present, we have no plans, proposals, arrangements or understandings with respect to significant acquisitions. In identifying targets for acquisition, we intend to focus on operations that complement our existing markets, while remaining open to the possibility of making acquisitions in other areas. We have not established formal criteria for potential acquisitions. Generally, however, we seek to acquire rental-purchase businesses that operate profitably and are located in geographic markets that complement our existing stores or that we view as growth markets for the rental-purchase industry. We seek to acquire these businesses at purchase prices that will permit us a prompt return on our investment in the form of increased earnings. We have no formal policy with respect to acquisitions with related entities. To date, none of these acquisitions have been considered nor do we anticipate considering any of these acquisitions in the future. We believe that our senior management's ability and experience provides us with a competitive advantage in the evaluation and consummation of acquisition opportunities.

     Following consummation of an acquisition, we appoint a dedicated team to oversee and monitor the integration of the acquired stores, including determining staffing, store merchandise and facility needs, budgets and performance goals. All acquired stores are promptly evaluated and, if necessary, remodeled. We seek to integrate acquired stores and the management information system of those stores within one to three months following an acquisition.

     In addition, in May 1999, we announced a new store opening plan designed to complement our acquisition strategy. We plan to open an additional 40-60 stores in the next twelve months. The new store openings will occur in under-serviced markets near existing locations to leverage field operating strength and advertising efficiencies.

Customer-Focused Philosophy

     We believe that through the continued adherence to our "Welcome, Wanted and Important" business philosophy we should be able to increase our new and repeat customer base, and thus the number of units we have on rent, thereby increasing revenues and net income. The "Welcome, Wanted and Important" philosophy is a method by which we seek to create a store atmosphere conducive to customer loyalty. We attempt to create this atmosphere through the effective use of advertising and merchandising strategies, by maintaining the clean and well-stocked appearance of our stores, and by providing a high level of customer service, including the institution of a 1-800-RENTWAY complaint and comment line. Our advertising emphasizes brand name merchandise from leading manufacturers. In addition, merchandise selection within each product category is periodically updated to incorporate the latest offerings from suppliers. Services provided by us to our customer include home delivery and installation, ordinary maintenance and repair services and pick up during the term of the contract at no additional charge. Store managers also work closely with each customer in choosing merchandise, setting delivery dates and arranging a suitable payment schedule. As part of the "Welcome, Wanted and Important" philosophy, store managers are empowered, encouraged and trained to make decisions regarding store operations subject only to our company-wide operating guidelines and general policies.

Expanding Our Product Lines

     One of our principal strategies is to provide the rental-purchase customer with the opportunity to obtain merchandise of higher quality than the merchandise available from our competitors on competitive terms. To this end, we attempt to maintain a broad selection of products while emphasizing better quality, higher priced merchandise. We intend to continue expanding our offerings of better quality, higher priced products in all product areas. We believe that previous offerings of these products have succeeded in both increasing our profitability and attracting new customers to our existing stores. In addition, we selectively test new merchandise and services. Our current agreement to purchase Gateway computers and offer them to customers in part of our strategy of expanding our product line to include higher quality products. In addition, our acquisition of an interest in dPi TeleConnect, LLC now enables us to offer prepaid local phone service to our customers in addition to the traditional rental-purchase items. We believe that opportunities exist to provide additional or non-traditional merchandise to our customers.

Monitoring Store Performance

     Our management information system allows each store manager to track rental and collection activity on a daily basis. The system generates detailed reports that track inventory movement within each product category and the number and frequency of past due accounts and other collection activity. Physical inventories are regularly conducted at each store to ensure the accuracy of the management information system data. Senior management monitors this information to ensure adherence to established operating guidelines. In addition, each store is provided with a monthly profit and loss statement to track performance. We believe our management and accounting information systems enhance our ability to monitor and affect the operating performance of existing stores and to integrate and improve the performance of newly acquired stores.

Results-Oriented Compensation

     We believe that an important reason for our positive financial performance and growth has been the structure of our management compensation system. A significant portion of our regional and store managers' total compensation is dependent upon store performance. Regional and store managers earn incentives by increasing both store revenues and operating profits. As further incentive, we grant managers stock options in Rent-Way. We believe that our emphasis on incentive-based compensation has been instrumental in our ability to attract, retain and motivate our regional and store managers.

Manager Training and Empowerment

     We employ four full-time trainers who conduct classroom programs in the areas of sales, store operations and personnel management. These training programs often continue for several months and culminate in an exam. We also require our managers to attend, at our expense, leadership and management programs offered by leading management and organization experts. We empower our store managers by permitting them to make significant decisions involving store operations, including personnel, merchandise, and collections decisions. We believe that well-trained and empowered store managers are important to our efforts to maximize individual store performance.

Operations Our Stores

     We currently operate 1,094 stores in 42 states, as follows:

                    Location                 Number of Stores
                    --------                 ----------------
                    Texas                           120
                    Florida                         94
                    New York                        76
                    Pennsylvania                    64
                    Ohio                            61
                    South Carolina                  61
                    North Carolina                  45
                    Tennessee                       44
                    Indiana                         42
                    Georgia                         40
                    Louisiana                       39
                    Illinois                        39
                    Kentucky                        36
                    Arkansas                        34
                    Virginia                        32
                    Alabama                         29
                    Michigan                        28
                    Oklahoma                        16
                    Arizona                         16
                    Maryland                        15

                   Location                 Number of Stores
                    --------                 ----------------
                    Massachusetts                   14
                    Maine                           14
                    Missouri                        14
                    Mississippi                     12
                    Nebraska                        12
                    Kansas                          11
                    Colorado                        10
                    New Mexico                      10
                    New Hampshire                    9
                    Iowa                             8
                    West Virginia                    8
                    Vermont                          7
                    Nevada                           6
                    Connecticut                      5
                    Delaware                         5
                    Washington                       5
                    California                       4
                    Utah                             3
                    Rhode Island                     2
                    South Dakota                     2
                    Idaho                            1
                    Oregon                           1

     Our stores average 3,500 square feet in floor space and are generally located in strip shopping centers in or near low to middle income neighborhoods. Often, these shopping centers offer convenient free parking to our customers. Our stores are generally uniform in interior appearance and design and display of available merchandise. The stores have separate storage areas but generally do not use warehouse facilities. In selecting store locations, we use a variety of market information sources to locate areas of a town or city that are readily accessible to low and middle income consumers. We believe that within these areas, the best locations are in neighborhood shopping centers that include a supermarket. We believe this type of location makes frequent rental payments at our stores more convenient for our customers. Generally, we refurbish our stores every two to five years.

Product Selection

     We offer brand name home entertainment equipment, such as television sets, video recorders, video cameras and stereos, furniture, major appliances, electronics and jewelry. Major appliances offered by us include refrigerators, ranges, washers and dryers. Our product line currently includes the Zenith, RCA, Pioneer, JVC, Sharp and Panasonic brands in home entertainment equipment, the Ashley and New England Corsair brand in furniture, and the Crosley, Kenmore and General Electric brands in major appliances. In addition, we now offer Gateway personal computers. We closely monitor customer rental requests and adjust our product mix to offer rental merchandise desired by customers.

     For the year ended September 30, 1999, payments under rental-purchase contracts for home entertainment products accounted for approximately 40%, furniture 28.3%, appliances 26.5%, jewelry 3.9%, and all other items 0.6% of our rental revenues. Customers may rent either new merchandise or previously rented merchandise. Weekly rentals currently range from $14.99 to $39.99 for home entertainment equipment, from $9.99 to $39.99 for furniture, from $9.99 to $29.99 for major appliances and $6.99 to $19.99 for jewelry.

Rental-Purchase Agreements

     Merchandise is provided to customers under written rental-purchase agreements that set forth the terms and conditions of the transaction. We use standard form rental-purchase agreements which are reviewed by legal counsel and customized to meet the legal requirements of the various states in which they are to be used. Generally, the rental-purchase agreement is signed at the store, but may be signed at the customer's residence if the customer orders the product by telephone and requests home delivery. Customers rent merchandise on a week-to-week and, to a lesser extent, on a month-to-month basis with rent payable in advance. At the end of the initial and each subsequent rental period, the customer retains the merchandise for an additional week or month by paying the required rent or may terminate the agreement without further obligation. If the customer decides to terminate the agreement, the merchandise is returned to the store and is then available for rent to another customer. We retain title to the merchandise during the term of the rental-purchase agreement. If a customer rents merchandise for a sufficient period of time, usually 12 to 24 months, ownership is transferred to the customer without further payments being required. Rental payments are typically made in cash or by check or money order. We do not extend credit.

Product Turnover

     Generally, a minimum rental term of between 12 and 24 months is required to obtain ownership of new merchandise. Based upon merchandise returns for the year ended September 30, 1999, we believe that the average period of time during which customers rent merchandise is 16 to 17 weeks. However, turnover varies significantly based on the type of merchandise being rented, with some consumer electronic products, such as camcorders and VCRs, generally being rented for shorter periods, while appliances and furniture are generally rented for longer periods. Each rental-purchase transaction requires delivery and pickup of the product, weekly or monthly payment processing and, in some cases, repair and refurbishment of the product. In order to cover the relatively high operating expenses generated by greater product turnover, rental-purchase agreements require larger aggregate payments than are generally charged under installment purchase or credit plans.

Customer Service

     We offer same day delivery, installation and pick-up of our merchandise at no additional cost to the customer. We also provide any required service or repair without charge, except for damage in excess of normal wear and tear. If the product cannot be repaired at the customer's residence, we provide a temporary replacement while the product is being repaired. The customer is fully liable for damage, loss or destruction of the merchandise, unless the customer purchases an optional loss/damage waiver. Most of the products that we offer are covered by a manufacturer's warranty for varying periods, which, subject to the terms of the warranty, is transferred to the customer in the event that the customer obtains ownership. Repair services are provided through in-house service technicians, independent contractors or under factory warranties. We offer Rent-Way Plus, a fee-based membership program that provides special loss and damage protection and an additional one year of service protection on rental merchandise, preferred treatment in the event of involuntary job loss, accidental death and dismemberment insurance and discounted emergency roadside assistance, as well as other discounts on merchandise and services.

Collections

     We believe that effective collection procedures are important to our success. Our collection procedures increase the revenue per product with minimal associated cost, decrease the likelihood of default and reduce charge-offs. Senior management, as well as store managers use our computerized management information system to monitor cash collections on a daily basis. In the event a customer fails to make a rental payment when due, store management will attempt to contact the customer to obtain payment and reinstate the contract or will terminate the account and arrange to regain possession of the merchandise. However, store managers are given latitude to determine the appropriate collection action to be pursued based on individual circumstances. Depending on state regulatory requirements, we charge for the reinstatement of terminated accounts or collect a delinquent account fee. These fees are standard in the industry and may be subject to state law limitations. Despite the fact that we are not subject to the federal Fair Debt Collection Practices Act, it is our policy to abide by the restrictions of this law in our collection procedures. If an item on rent is not returned or payment is not received within 90 days of its due date, our policy is to charge off the item. Charge-offs due to lost or stolen merchandise were approximately 2.9%, 3.1% and 3.4% of our revenues for the years ended September 30, 1999, 1998 and 1997, respectively. The charge-off rate for chains with over 40 stores reporting to APRO in 1998 was 3.3%.

Management

     Our stores are organized geographically with several levels of management. At the individual store level, each store manager is responsible for customer relations, deliveries and pickups, inventory management, staffing and certain marketing efforts. One of our stores normally employs one store manager, one assistant manager, two account managers, one full-time office manager and one full-time delivery and installation technician. The staffing of a store depends on the number of rental-purchase contracts serviced by the store.

     Each store manager reports to one regional manager, each of whom typically oversees six to eight stores. Regional managers are primarily responsible for monitoring individual store performance and inventory levels within their respective regions. Our regional managers, in turn, report to directors of operations, who monitor the operations of their respective regions and, through the regional managers, individual store performance. The directors of operations report to one of five Divisional Vice Presidents who monitor the overall operations of their assigned geographic area. The Divisional Vice Presidents report to the Vice President-Operations who is responsible for overall Company-wide store operations. Senior management at our headquarters directs and coordinates purchasing, financial planning and controls, management information systems, employee training, personnel matters and acquisitions. Headquarters personnel also evaluate the performance of each store.

Management Information System

     We believe that our propriety management information system provides us with a competitive advantage over many small rental-purchase operations. We use an integrated computerized management information and control system to track each unit of merchandise and each rental-purchase agreement. Our system also includes extensive management software and report generating capabilities. Reports for all stores are reviewed daily by senior management and any irregularities are addressed the following business day. Each store has the ability to track individual components of revenue, idle items, items on rent, delinquent accounts and other account information. Management electronically gathers each day's activity report through the computer located at the headquarters office. Our management has access to operating and financial information about any store location or region in which we operate and generates management reports on a daily, weekly, month-to-date and year-to-date basis. Utilizing the management information system, senior management, regional managers and store managers can closely monitor the productivity of stores under their supervision compared to Company-prescribed guidelines. This system has enabled us to expand our operations while maintaining a high degree of control over cash receipts, rental merchandise, and merchandise units in repair. While we believe our management information system is adequate to meet our needs for the foreseeable future, we continue to upgrade the system over time.

Purchasing and Distribution

     Our general product mix is determined by senior management, based on an analysis of customer rental patterns and introduction of new products on a test basis. Individual store managers are responsible for determining the particular product selection for their store from a list of products approved by senior management. All purchase orders are executed through regional managers and our purchasing department to ensure that inventory levels and mix throughout the store regions are appropriate. We purchase our merchandise directly from manufacturers or distributors. With the exception of our recent agreement with Gateway for personal computers, we generally do not enter into written contracts with our suppliers. Although we currently expect to continue our existing relationships, we believe there are numerous sources of products available to us, and do not believe that the success of our operations is dependent on any one or more of our present suppliers.

Marketing and Advertising

     We promote our products and services through targeted direct mail, spot and national television advertising and, to a lesser extent, through radio and secondary print media advertisement. We also solicit business by telephoning former and prospective customers. We are dedicating an increasing percentage of our marketing dollars to television advertising to build brand recognition in markets where it is economically attractive to do so. Our print advertisements emphasize product and brand name selection, prompt delivery and repair, and the absence of any down payment, credit investigation or long-term obligation. Advertising expense as a percentage of revenue for the years ended September 30, 1999, 1998 and 1997 were 4.7%, 5.4% and 5.6%, respectively. In addition to our national advertising efforts, a good deal of emphasis has been placed on the development of a local store marketing plan to allow the stores to leverage market specific knowledge. As we obtain new stores in our existing markets, the advertising expenses of each store in the market can be reduced by listing all stores in the same market-wide advertisement. In addition, we participate in cooperative advertising programs with many of our major vendors.

Competition

     The rental-purchase industry is highly competitive. We compete with other rental-purchase businesses as well as rental stores that do not offer their customers a purchase option. Competition is based primarily on rental rates and terms, product selection and availability, and customer service. With respect to consumers who are able to purchase a product for cash or on credit, we also compete with department stores, discount stores and retail outlets that offer an installment sales program or offer comparable products and prices. We are the second largest operator in the rental-purchase industry, second only to Rent-A-Center. Rent-A-Center is national in scope and has significantly greater financial and operating resources and name recognition than we have.

Properties

     We generally lease all of our store facilities under operating leases that generally have terms of three to five years and require that we pay real estate taxes, utilities and maintenance. We have optional renewal privileges on most of our leases for additional periods ranging from three to five years at rental rates generally adjusted for increases in the cost of living. There is no assurance that we can renew the leases that do not contain renewal options, or that if we can renew them, that the terms will be favorable to us. We believe that suitable store space is generally available for lease and that we would be able to relocate any of our stores without significant difficulty should we be unable to renew a particular lease. We also expect that additional space will be readily available at competitive rates in the event we desire to open new stores.

     Our main corporate offices are in Erie, Pennsylvania and consist of three buildings of approximately 34,000, 11,000, and 10,000 square feet. During calendar year 2000, we plan to construct a 30,000 square foot addition to our main corporate headquarters. We estimate the cost of this addition at approximately $3.5 million and plan to pay for this project with borrowings on our senior credit facility. In addition, we lease administrative offices in Dallas, Texas, Daytona, Florida, Lexington, Kentucky, and Raleigh, North Carolina. We also own two office buildings in Erie, Pennsylvania that are used for record storage.

Personnel

     As of April 1, 2000, we had approximately 5,500 employees, of whom 250 are located at the corporate office in Erie, Pennsylvania. None of our employees is represented by a labor union. We believe our relations with our employees are good.

Government Regulation

     Forty-seven states have adopted legislation regulating or otherwise impacting the rental-purchase transaction. These laws generally require certain contractual and advertising disclosures concerning the nature of the transaction and also provide varying levels of substantive consumer protection, such as requiring a grace period for late payments and contract reinstatement rights in the event the agreement is terminated for nonpayment.

     Recent court decisions in Minnesota, New Jersey, and Wisconsin have created a legal environment in those states which is prohibitive to rental-purchase transactions. We do not operate in those states. The majority of the states in which we operate impose some type of disclosure requirements, either in advertising or in the rental-purchase agreement, or both. The regulations in these states also distinguish rental-purchase transactions from credit sales. We believe that our operations are in material compliance with applicable state rental-purchase laws.

     No federal legislation has been enacted regulating the rental-purchase transaction. We instruct our managers in procedures required by applicable law through training seminars and policy manuals and believe that we have operated in compliance with the requirements of applicable law in all material respects.

     We believe that in the unlikely event federal legislation is enacted regulating rental-purchase transactions as credit sales, we would be able to adapt to the new laws and remain profitable by repositioning ourselves as a rent-to-rent business.

Service Marks

     We have registered the "Rent-Way" service mark under the Lanham Act. We believe that this mark has acquired significant market recognition and goodwill in the communities in which our stores are located. We have also registered the service marks "Rent-Way Because There's Really Only One Way" and "RentWay - the Right Way" and the related designs. We have also prepared applications to register the following service marks: "RentWay. The Right Way. Right Away.",
"Lifetime Reinstatement", and "We're Changing the Way America Rents". In connection with the Home Choice merger, we acquired the "Home Choice" service mark, which is registered under the Lanham Act.

Legal Proceedings

     From time to time we are a party to various legal proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation.

                                 USE OF PROCEEDS

     We will not receive any proceeds from sale of the common stock offered by the selling shareholders.

                              SELLING SHAREHOLDERS

     The following table sets forth the number of shares of common stock offered by the selling shareholders in this prospectus based upon information furnished to us:


                             Number of Shares     Number of Shares       Number of Shares    Percentage of
                             of Common Stock      of Common Stock        of Common Stock     Outstanding Common
                             Owned Prior to       Offered for Sale       Owned After the     Stock Owned After
Name                         the Offering         in the Offering        Offering            the Offering
----                         ----------------     ----------------       ---------------     ------------------
Larry Kugler                    23,072                23,072                   --                   --

Thomas H. Lowe                  23,185                23,185                   --                   --

Jeri F. Slatton                 23,185                23,185                   --                   --

Mollie Dockery Tackett          23,185                23,185                   --                   --

Gregory T. J. Madson            23,185                23,185                   --                   --


     The shares of common stock being offered in this prospectus underlie options granted in July 1995 to the former shareholders of McKenzie Leasing Corporation in connection with our acquisition of McKenzie Leasing Corporation. The options were subsequently sold to the selling shareholders on or about April 12, 2000. Except as described in this prospectus, none of the selling shareholders has had any position, office or material relationship with us within the past three years.

                              PLAN OF DISTRIBUTION

     The common stock offered by this prospectus is being offered by the selling shareholders. Such common stock may be sold or distributed from time to time by the selling shareholders, or by donees or transferees of, or other successors in interests to, the selling shareholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire such common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered hereby may be effected in one or more of the following methods:

     -    ordinary brokers' transactions;
     - purchases by brokers, dealers or underwriters as principal who then resell for their own accounts pursuant to this prospectus;
     - "at the market" to or through market makers or into an existing market for the common stock;
     - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;
     -    in privately negotiated transactions;
     -    through a pledge to a lending institution; or
     -    any combination of the foregoing.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and complied with.

     Brokers, dealers, underwriters or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts or concessions from the selling shareholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

     THE SELLING SHAREHOLDERS AND ANY BROKER-DEALERS WHO ACT IN CONNECTION WITH THE SALE OF THE SHARES HEREUNDER MAY BE DEEMED TO BE "UNDERWRITERS" WITHIN THE MEANING OF THE SECURITIES ACT, AND ANY COMMISSIONS THEY RECEIVE AND PROCEEDS OF ANY SALE OF THE SHARES MAY BE DEEMED TO BE UNDERWRITING DISCOUNTS AND COMMISSIONS UNDER THE SECURITIES ACT.

     Neither Rent-Way nor the selling shareholders can presently estimate the amount of such compensation. Rent-Way knows of no existing arrangements between any selling shareholders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares. At a time a particular offer of shares is made, a prospectus supplement, if required will be distributed that will set forth the names of any agents, underwriters or dealers and any compensation from the selling shareholders and any other required information.

     Rent-Way will pay all of the expenses incident to the registration, offering and sale of shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. Rent-Way has also agreed to indemnify the selling shareholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Rent-Way, Rent-Way has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

     Rent-Way has advised the selling shareholders that during such time as they may be engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby.

                                  LEGAL MATTERS

     The validity of the common stock offered in this prospectus will be passed upon for us by Hodgson, Russ, Andrews, Woods & Goodyear LLP, Buffalo, New York.

                                     EXPERTS

     Our balance sheets as of September 30, 1999 and 1998 and the related statements of income, shareholders' equity and cash flows for the years ended September 30, 1999, 1998 and 1997, all incorporated by reference into this registration statement and prospectus, have been incorporated into this registration statement and prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                              ABOUT THIS PROSPECTUS

     This prospectus may be used by the selling shareholders identified under the heading "SELLING SHAREHOLDERS" in connection with their sale of shares of common stock which they own or acquire from us by the exercise of stock options. The selling shareholders may also sell their shares of common stock by complying with Rule 144 or Rule 144A adopted by the Securities and Exchange Commission under the Securities Act of 1933, as amended, if the requirements of those rules have been satisfied.

     The selling shareholders will receive all of the proceeds from their sales of the common stock. We will not receive any money from these sales.

     This prospectus provides you with a general description of us and of our common stock. You should carefully read this prospectus and the documents referred to in this prospectus under the heading "WHERE YOU CAN FIND MORE INFORMATION." You should rely only on the information provided in this prospectus or incorporated into this prospectus by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate after the date of this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the SEC relating to sales by the selling shareholders of their shares of common stock. This prospectus is part of that registration statement, but the registration statement also contains additional information and exhibits. We also file proxy statements, annual, quarterly and special reports and other information with the SEC. You may read and copy (upon the payment of fees charges by the SEC) any document that we file with the SEC at its public reference rooms in Washington, DC (450 Fifth Street, N.W., Washington, DC 20549), New York, New York (7 World Trade Center, Suite 300, New York, New York 10048), and Chicago (500 West Madison
Street, Suite 1400, Chicago, Illinois 60661). You may call the SEC at 1-(800) SEC-0330 for further information about the public reference rooms. Our filings are also available at the SEC's website at Our Internet address is

     The SEC allows us to incorporate documents in this prospectus by reference. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing such information. All information incorporated by reference is part of this prospectus until it is updated by future filings with the SEC. Those future filings are considered to automatically update this prospectus.

     We incorporate by reference into this prospectus the documents listed in the following table:

     Our SEC Filings                            Period
     ---------------                            ------
Annual  Report on Form 10-K             Year ended  September 30, 1999
Quarterly  Report on Form 10-Q          Quarter ended December 31, 1999
Quarterly  Report on Form 10-Q          Quarter ended March 31, 2000
Current  Reports on Form 8-K            Dated:  January 19, 2000 (two reports)
                                                February 15, 2000
                                                February 29, 2000
                                                April 11, 2000
                                                April 25, 2000

Registration  Statement on Form 8-A     Filed September 30, 1998, including any
containing a description of our         amendments or reports filed for the
common stock                            purpose of updating such description

     We also incorporate by reference additional documents that we may file between the date of this prospectus and the termination of the offering made by use of this prospectus. These documents include periodic reports such as Annual Reports on Forms 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Form 8-K, and other reports filed with the SEC, as well as proxy statements.

     You can obtain any of the documents incorporated by reference in this prospectus from us, other than exhibits to those documents unless the exhibit is specifically incorporated by reference into this prospectus as an exhibit. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

                               Investor Relations
                                 RENT-WAY, INC.
                                One RentWay Place
                            Erie, Pennsylvania 16505
                                 (814) 455-5378

To ensure timely receipt of documents that you request, you should make any request to us at least five business days prior to the date you need them. We will mail materials to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                                 RENT-WAY, INC.

                                 115,812 SHARES

                                       OF

                                  COMMON STOCK

                                  ------------
                                   PROSPECTUS

                                  ------------

                                  June 1, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The expenses to be incurred in connection with the offering are set forth below. The selling shareholders will not pay any expenses of the offering. All amounts are estimates except the SEC registration fee.

SEC registration fee .........................  $    779.00
Accounting fees and expenses .................     5,000.00
Legal fees and expenses ......................    10,000.00
Blue Sky Fees and Expenses ...................     2,000.00
Miscellaneous ................................     1,000.00

    Total ....................................   $18,779.00

Item 15.  Indemnification of Directors and Officers

     The provisions of Sections 1741 through 1750 of the Pennsylvania Business Corporation Law provide that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any action or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a representative of the corporation, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation. To the extent that a representative of the corporation has been successful on the merits or otherwise in defense of any action or proceeding or in defense of any claim, issue or matter therein, the corporation is required by the Pennsylvania Business Corporation Law to indemnify them against expenses actually and reasonably incurred by them in connection with their defense.

     Rent-Way's By-Laws provide that it shall indemnity its officers and directors against claims arising from actions taken in their official capacity except where the conduct giving rise to the claim is finally determined by a court or in arbitration to have constituted willful misconduct or recklessness or to have involved the receipt from Rent-Way of a personal benefit to which the officer or director was not entitled, or where the indemnification has been determined in a final adjudication to be unlawful. Rent-Way may create a fund, trust or other arrangement to secure the indemnification. In addition, Rent-Way is required to pay the expenses of defending the claim in advance of final adjudication upon the receipt of an undertaking by the officer or director to repay the advanced amounts if it is ultimately determined that the officer or director is not entitled to be indemnified. These provisions of the By-Laws are expressly permitted pursuant to the Pennsylvania Business Corporation Law.

Item 16.  Exhibits

Exhibit No.         Description
-----------         -----------
 5.1(1)             Opinion of Hodgson, Russ, Andrews, Woods & Goodyear, LLP

10.1(2) Form of Stock Option Agreements between the Company and each of the former shareholders of McKenzie Leasing Corporation, dated July 21, 1995

10.2(1)             Form of Stock Option Assignment Agreement

23.1(1) Consent of Hodgson, Russ, Andrews, Woods & Goodyear, LLP (included in Exhibit 5.1)

23.2(1)             Consent of PricewaterhouseCoopers, LLP

------------------------------

(1)  Filed herewith.

(2) Previously filed, as of January 5, 1996, as an exhibit to the Company's Registration Statement on Form SB-2.

Item 17.  Undertakings

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Rent-Way pursuant to the foregoing provisions or otherwise, Rent-Way has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by Rent-Way of expenses incurred or paid by a director, officer or controlling person of Rent-Way in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, Rent-Way will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

     (b) Rent-Way also hereby undertakes that:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement, or the most recent post-effective amendment of the Registration Statement, which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to the information in the Registration Statement;

     Provided, however, that paragraphs (b)(1)(i) and (b)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Rent-Way pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (2) That for the purposes of determining any liability under the Securities Act, each such post-effective shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offer to sell those securities.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (c) Rent-Way hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Rent-Way's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of Rent-Way Exchange Act, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered in that registration statement, and the offering of those securities at that time shall be deemed to be the initial bona fide offering of those securities.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, Rent-Way certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned who are duly authorized in the City of Erie, State of Pennsylvania, on June 1, 2000.

                             RENT-WAY, INC.


                             By:  /s/ William E. Morgenstern
                                  -----------------------------------
                                  William E. Morgenstern, Chairman of the Board, Chief Executive Officer

     In  accordance   with  the   requirements   of  the  Securities  Act,  this
Registration Statement was signed by the following persons in the capacities and on the date stated.


        Signature                                 Title                                  Date
        ---------                                 -----                                  ----
/s/ William E. Morgenstern                 Chairman of the Board and Chief            June 1, 2000
----------------------------------         Executive Officer and Director
William E. Morgenstern                     (Principal Executive Officer)


/s/ William A. McDonnell                   Vice President, Chief Financial Officer    June 1, 2000
----------------------------------         (Principal Financial Officer)
William A. McDonnell


/s/ Jeffrey A. Conway                      President, Chief Operating Officer and     June 1, 2000
--------------------------------------     Director
Jeffrey A. Conway


/s/ Gerald A. Ryan                         Chairman Emeritus, Director                June 1, 2000
-----------------------------------------
Gerald A. Ryan


/s/ Vincent A. Carrino                     Director                                   June 1, 2000
-----------------------------------------
Vincent A. Carrino


/s/ Robert B. Fagenson                     Director                                   June 1, 2000
-----------------------------------------
Robert B. Fagenson


/s/ Marc W. Joseffer                       Director                                   June 1, 2000
-----------------------------------------
Marc W. Joseffer


/s/ William Lerner                         Director                                   June 1, 2000
-----------------------------------------
William Lerner


/s/ Jacqueline Woods                       Director                                   June 1, 2000
-----------------------------------------
Jacqueline Woods

         EXHIBIT INDEX

Exhibit No.         Description
-----------         -----------
5.1(1)              Opinion of Hodgson, Russ, Andrews, Woods & Goodyear, LLP

10.1(2) Form of Stock Option Agreements between the Company and each of the former shareholders of McKenzie Leasing Corporation, dated July 21, 1995

10.2(1)             Form of Stock Option Assignment Agreement

23.1(1) Consent of Hodgson, Russ, Andrews, Woods & Goodyear, LLP (included in Exhibit 5.1)

23.2(1)             Consent of PricewaterhouseCoopers, LLP

------------------------------

(1)  Filed herewith.

(2) Previously filed, as of January 5, 1996, as an exhibit to the Company's Registration Statement on Form SB-2.